Exhibit 1.01

CONFLICT MINERALS REPORT

Summary of Apple’s Commitment to Responsible Sourcing

Apple is deeply committed to upholding human rights across its global network of suppliers that support the manufacturing of its mobile communication and media devices, personal computers, and related accessories. Apple works to safeguard the well-being of people involved in its supply chain and to protect the places where materials are sourced. Through its strict supplier standards, Apple commits to use minerals in its products that do not directly or indirectly finance armed conflict or benefit armed groups.

As of December 31, 2018—for the fourth straight year—100 percent of identified smelters and refiners1 in Apple’s supply chain for all applicable products2 manufactured during calendar year 2018 participated in an independent third-party conflict minerals audit (“Third Party Audit”) program for columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which presently are limited to tantalum, tin, and tungsten (collectively, “3TG”). In 2018, Apple directed its suppliers to remove from its supply chain five smelters and refiners not willing to participate in, or complete, a Third Party Audit or that did not otherwise meet Apple’s requirements on the responsible sourcing of minerals. Of the 253 smelters and refiners of 3TG determined to be in Apple’s supply chain as of December 31, 2018, Apple found no reasonable basis for concluding that any such smelter or refiner sourced 3TG that directly or indirectly finance or benefit armed groups.

Apple is committed to going beyond the minimum requirements in order to meet and exceed internationally accepted due diligence standards and protect people in its supply chain, with the ultimate goal of improving conditions on the ground in the Democratic Republic of the Congo (“DRC”) and adjoining countries. First, Apple maintains a strict Supplier Code of Conduct (“Supplier Code”) and Supplier Responsibility Standard on the Responsible Sourcing of Materials (“Responsible Sourcing Standard”) that apply to all levels of its supply chain and require suppliers to engage with smelters and refiners in Apple’s supply chain to assess and identify a broader range of risks beyond conflict risk, such as social, environmental and human rights risks. Second, Apple annually reviews reported incidents and public allegations of abuse that are potentially linked to certain smelters and refiners in its supply chain, and uses that information to help improve 3TG traceability and Third Party Audit programs. Third, Apple supports grassroots and whistleblower initiatives that empower independent, local voices to raise issues and report abuses at the mine-site level and throughout the supply chain. Finally, as part of its commitment to help to safeguard the well-being of people involved in its supply chain, Apple has integrated human rights impact measurements into its overall minerals due diligence program.

[1]	253 in total as of December 31, 2018
[2]

Apple products that were manufactured, or contracted to be manufactured, during 2018 and that contain conflict minerals. These products are Apple’s iPhone®, iPad®, Mac®, iPod®, Apple TV®, Apple Watch®, AirPods®, HomePod™, Beats® products, and Apple accessories.

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As the African Great Lakes region faces ongoing challenges to achieve lasting change, Apple remains committed to continue responsibly sourcing 3TG from the region. Apple believes that all stakeholders—governments, non-governmental organizations, industries, and local communities—should enhance their efforts to implement comprehensive due diligence programs and work together to measure impact and improve conditions in the region.

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Introduction

Apple’s human rights and responsible sourcing program includes due diligence on the source and chain of custody of 3TG in its global supply chain (see Annex I). It has been designed to conform in all material respects to the five-step framework of the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) and related Supplements (the “OECD Due Diligence Guidance”). In accordance with the OECD Due Diligence Guidance, Apple believes it constitutes a “downstream” company in that Apple or its suppliers purchase 3TG related materials after processing by smelters or refiners.

Apple designs and manufactures products requiring resources from all over the world, including from a global network of suppliers that provide materials, components, and product assembly. The operations of its suppliers range in size from a few employees to hundreds of thousands employees, and in aggregate these suppliers employ millions of people at their respective facilities every year.

OECD Step 1: Strong Company Management Systems

Aligned with Step 1 of the OECD Due Diligence Guidance, Apple has robust internal management systems overseeing Apple’s human rights and responsible sourcing program. Apple’s Board of Directors oversees Apple’s CEO and other senior management in their implementation of Apple’s program. The Supplier Responsibility (“SR”) team within Apple’s Worldwide Operations group coordinates activities related to Apple’s Supplier Code and Responsible Sourcing Standard. The SR team works across a number of Apple business teams and functions, including, but not limited to, Apple’s legal, finance, environmental initiatives, product design, procurement, manufacturing operations, and retail groups. The SR team also regularly consults with Apple’s senior management to review progress and set ongoing strategy for its minerals due diligence program.

In addition to the responsible sourcing of materials, Apple works to reduce the amount of material mined for use in its products. In 2017, Apple announced its goal to make products from only renewable resources or recycled materials that are sourced responsibly. In 2018, Apple made progress towards this goal by increasing the use of recycled materials in Apple products, including certain recycled 3TG.

Apple’s Supplier Code and Responsible Sourcing Standard

Apple’s Supplier Code and Responsible Sourcing Standard apply to all levels of Apple’s supply chain and are based on industry and internationally accepted principles, such as the United Nations Guiding Principles on Business and Human Rights (“UN Guiding Principles”), the International Labour Organization’s International Labour Standards, and the OECD Due Diligence Guidance. The Responsible Sourcing Standard outlines Apple’s extensive requirements on the responsible sourcing of minerals, including expectations for 3TG due diligence and related sourcing matters. The Supplier Code is available in 15 languages and the Responsible Sourcing Standard is available in five languages.

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Apple requires its suppliers to adhere to the Supplier Code and Responsible Sourcing Standard, including any subsequent amendments or updates. Suppliers are required to apply Apple’s requirements to their suppliers, and so forth, through all levels of the supply chain. In this way, Apple implements its requirement that smelters and refiners in its supply chain comply with Apple’s strict standards, including that smelters and refiners are required to participate in Third Party Audit programs. If a supplier does not meet Apple’s requirements, the supplier risks facing a significant reduction in Apple’s business or may lose business with Apple altogether.

Each year, Apple evaluates its Supplier Code and Responsible Sourcing Standard to ensure that it upholds human rights and reflects the values expected by Apple, its stakeholders, and the industry. In 2018, Apple strengthened its Responsible Sourcing Standard by clearly informing suppliers that they should seek to apply best practices in the responsible sourcing of materials, beyond the requirements and best practices included in Apple’s Responsible Sourcing Standard, wherever possible. Apple anticipates that only suppliers exceeding Apple’s minimum requirements and operating at the best practices level are likely to remain in Apple’s supply chain in the future.

Supplier Engagement

Apple believes that its strict Supplier Code and Responsible Sourcing Standard, combined with direct engagement with its supplier base, have enabled it to achieve a 100 percent Third Party Audit participation rate of identified smelters and refiners in its supply chain since 2015.

In 2018, Apple took steps to further strengthen implementation of the Supplier Code and Responsible Sourcing Standard. To ensure that Apple’s suppliers understand Apple’s 3TG sourcing policy, Apple communicates its requirements to its direct suppliers annually and regularly engages with them using tailored communication and guidance throughout the year. In addition, Apple provides suppliers with access to online training materials, in English, Mandarin, and certain other languages, through Apple’s SupplierCare portal that focus on, among other things, Apple’s due diligence expectations, practices, and requirements for 3TG reporting. Suppliers can reach out to Apple with questions about 3TG sourcing through SupplierCare or through a dedicated Apple email throughout the year.

In 2018, Apple continued to engage an independent audit firm to conduct specialized audits of certain suppliers in order to review their internal management systems and implementation of Apple’s requirements for the responsible sourcing of minerals. Based on the outcomes of previous audits conducted, Apple designed tailored training that is specifically aimed at assisting suppliers to close identified gaps in suppliers’ systems and implementation processes. In many instances, this training was provided in person to suppliers, while, at the same time, it was recorded for further distribution across Apple’s supply chain.

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Apple also maintains a grievance mechanism through a dedicated 3TG email address that allows suppliers to report concerns or grievances in connection with 3TG mining, processing, and trading. The concerns or grievances submitted through this mechanism are then reviewed with the participation of relevant Apple business teams, and follow-up activities are conducted as appropriate.

Going Beyond: Working Together with Stakeholders for Progress

Apple works to make industry-wide progress on responsible minerals sourcing, beyond its own supply chain. As part of this commitment, Apple engaged with a broad range of civil society, industry, and government experts and partnered with the Enough Project, an international human rights organization, to convene a series of expert group meetings to discuss opportunities to work collectively on innovative approaches to the responsible sourcing of minerals in the supply chain.

Starting in 2017, as part of its commitment to industry-wide progress, Apple benchmarked the scope and requirements of dozens of third-party sustainability standards, including upstream protocols for mineral processors and mining companies, and published this information in its Responsible Sourcing Standard. Continuing through 2018, Apple analyzed additional third-party sustainability standards and updated its benchmarking to include organizations and standards that had been strengthened and now aligned with Apple’s standards in specific risk categories. Apple also updated its risk mapping requirements in support of the principles of the Extractive Industries Transparency Initiative at the mining company level.

In 2018, Apple also supported the development of certain industry-wide standards, including the Responsible Artisanal Gold Solutions Forum’s Artisanal Gold Due Diligence Toolkit; the Code of Risk-mitigation for ASM (artisanal and small-scale mining) engaging in Formal Trade (CRAFT Code) developed by the Alliance for Responsible Mining and RESOLVE, Inc., a nonprofit organization; and the Blockchain Guidelines of the Responsible Business Alliance’s Responsible Minerals Initiative (“RMI”).

Apple also worked with the International Organization for Migration (“IOM”) to provide background information and related support in connection with the development of a set of guidelines for industry actors on how to address confirmed allegations in the upstream supply chain in accordance with UN Guiding Principles. In 2018, IOM published these guidelines as the Remediation Guidelines for Victims of Exploitation in Extended Mineral Supply Chains in English, French, Spanish, and Chinese and made them available to other industries.

In 2018, Apple chaired the board of the Responsible Business Alliance, served on the Steering Committee of the RMI, continued its participation in the European Partnership for Responsible Minerals, and served on the Governance Committee of the Public-Private Alliance for Responsible Minerals Trade. Apple also contributed to several RMI working groups, including, but not limited to, the working groups for tin, gold, and other minerals; the smelter engagement team; the blockchain team; and the minerals reporting template team.

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OECD Step 2: Identification and Assessment of Risk in the Supply Chain

Consistent with Step 2 of the OECD Due Diligence Guidance, Apple works at multiple levels in its supply chain to identify and assess risk, requiring its suppliers utilizing 3TG to submit an industry-wide standard Conflict Minerals Reporting Template (“CMRT”). Apple collects and processes data provided by suppliers through their completion of the CMRT and other sources of information to map Apple’s supply chain to the smelter and refiner level and to the mine-site level, to the extent available. Suppliers are also required, in accordance with the Responsible Sourcing Standard, to inform Apple immediately if they identify certain high risks (such as conflict risks, risks included in Annex II of the OECD Due Diligence Guidance, human rights risks and certain other risks) associated with 3TG. In 2018, Apple sought to enhance its due diligence program by further refining its reasonable country of origin inquiry through Third Party Audit programs in connection with Apple’s supply chain.

In 2016, Apple first developed its Risk Readiness Assessment (“RRA”) tool to help assess risks in its supply chain beyond those associated with conflict, such as social, environmental, and human rights risks. In particular, the RRA includes assessment categories related to how smelters and refiners treat artisanal and small-scale mining formalization.3 In 2017, Apple took steps to share the RRA more broadly with stakeholders, including an international human rights non-governmental organization (“NGO”) that recommended companies use the RRA to stay apprised of risks in their supply chains and respond accordingly. In 2018, Apple completed the transition of the RRA to RMI to make the tool broadly available. The RRA has been increasingly utilized by companies at all levels of the supply chain in the electronics sector and other industries, such as the automotive and aerospace industries. As reported by RMI, as of December 31, 2018, 265 downstream companies and upstream smelters and refiners utilized the RRA, compared to 211 users in 2017. Apple continues to use the RRA on a targeted basis to assess risks, with a particular focus on new smelters and refiners that enter its supply chain and on additional minerals beyond 3TG.

Going Beyond: Empowering Voices in the Mining Communities

Apple believes that empowering independent voices at the mine-site level are critical to identifying and assessing risks in the supply chain. In 2018, Apple continued to provide funding to the Fund for Global Human Rights, an international human rights organization, to support human rights defenders and local activists in the DRC working on a range of issues, including economic and social rights of mining communities; inclusive economic growth; judicial advocacy; the rule of law; and health, safety, and fair compensation for mining communities. Apple also funded a project to expand a mobile platform developed by Integrity Action, an international NGO focused on reducing corruption and strengthening accountability by amplifying citizen voices through mobile platforms in multiple countries, including in the DRC.

[3]	Formalization in this context means the formal establishment and recognition, through policies and commitments by relevant stakeholders, of an artisanal and small-scale mining sector.

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Apple continued to fund the whistleblowing mechanism of the International Tin Association’s International Tin Supply Chain Initiative (“ITSCI”). ITSCI assists companies in the responsible sourcing of 3TG from high-risk areas and monitors mine sites and operators participating in ITSCI’s traceability and due diligence program. In 2018, the OECD recognized ITSCI’s alignment with the OECD Due Diligence Guidance, and the whistleblowing mechanism as a particular strength of ITSCI’s overall program. ITSCI’s whistleblowing mechanism allows people to place anonymous voice calls or send SMS messages in local languages to raise concerns related to mineral extraction, trade, handling, and exporting so that allegations of misconduct are surfaced and reported as ITSCI incidents. Apple believes that the whistleblowing mechanism provides a key tool in identifying risks and, ultimately, strengthening ITSCI’s traceability program.

With Apple’s continued support to expand the availability of ITSCI’s whistleblowing mechanism, it is now being utilized in seven provinces in the DRC: North Kivu, South Kivu, Maniema, Haut-Lomami, Haut-Katanga, Tanganyika and Lualaba. In 2018, ITSCI and its associated on-the-ground NGO partners worked to make the mechanism more effective in its expanded geographic scope, including training investigators in the newly expanded regions on how to effectively promote the mechanism in local communities and respond to grievances being placed.

Going Beyond: Public Allegations

Apple reviews public allegations related to certain risks outlined in Annex II of the OECD Due Diligence Guidance that are potentially linked to its supply chain. By doing this, Apple aims to bridge the reported findings from civil society and other independent voices with industry due diligence mechanisms. Apple also engages and partners with the key Third Party Audit programs—in particular, ITSCI; the London Bullion Market Association (“LBMA”); the Responsible Jewellery Council (“RJC”); and RMI—to address identified risks at the smelter, refiner, or mine-site level.

In 2018, Apple reviewed publicly available information on certain risks, including investigative reports by international organizations and NGOs. These risks included, but were not limited to, risks in the gold trade. Apple worked with Third Party Audit programs to seek verification of the allegations to the extent reasonably possible; to advance appropriate corrective action, where necessary; and to improve due diligence processes, especially related to the gold supply chain. Apple also partnered with RESOLVE, Inc. to explore innovative and sustainable approaches to sourcing and tracing gold through the supply chain.

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OECD Step 3: Strategy to Respond to Identified Risks

In alignment with Step 3 of the OECD Due Diligence Guidance, Apple implements its due diligence program to respond to identified risks in its supply chain. Apple performs the due diligence measures included in Annex I to identify smelters and refiners in Apple’s 3TG supply chain and determine the chain of custody of 3TG included in Apple’s products. Apple closely monitors completion of Third Party Audits and re-audits by the smelters and refiners in its supply chain. In the instances where there are delays on the part of the smelters and refiners in implementing corrective action plans developed by Third Party Audits, Apple leverages its downstream position to conduct applicable smelter or refiner outreach to reiterate the requirement to complete and close the associated corrective action plan in order to remain in Apple’s supply chain.

Going Beyond: Strengthening Reporting Systems

Review of ITSCI Incidents

Apple believes that transparency and public reporting promote a better understanding of the success and challenges of industry-wide due diligence efforts. Since 2015, Apple has worked with ITSCI to monitor incidents generated through the ITSCI reporting system relating to incidents of abuse potentially associated with mine sites, operators, and transport routes in the DRC and adjoining countries. Apple has also provided financial and non-financial support for the development of the incident review process with ITSCI. Incidents are initially identified through a variety of channels, including through ITSCI field agents, ITSCI’s Apple-supported whistleblowing mechanism, NGOs, and United Nations reports. Apple reviews these incidents to understand if any such incidents potentially involved individuals, identified as members or potential members of organizations within the meaning of “armed groups,” as defined in Item 1.01(d)(2) of Form SD (“armed groups”), possibly linked to smelters and refiners reported in Apple’s supply chain. Apple believes that industry-wide due diligence efforts will be strengthened if more downstream and upstream actors review and respond to incidents and associated risks identified on the ground.

Closing Out 2017 High-Risk Incidents

As reported in Apple’s Conflict Minerals Report for 2017, seven of the more than 1,200 incidents reported by ITSCI and monitored by Apple were identified for potential linkage to Apple’s supply chain and armed groups. In particular, the police in the DRC, the DRC national army, and the Mai Mai group, an armed group in the DRC, were alleged to be involved.

Three of these seven were reported closed at the end of 2017, as reported in Apple’s Conflict Minerals Report for 2017. In 2018, ITSCI informed Apple that the remaining four incidents reported by ITSCI had been closed, in accordance with ITSCI criteria, after ITSCI’s follow-up. Of the four, one was closed after a local exporter agreed to no longer make payments to the DRC national army and a representative of the DRC national army indicated that appropriate action would be taken against members of the DRC national army involved. ITSCI closed the remaining three incidents due to insufficient evidence or engagement by local authorities.

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Review of 2018 High-Risk Incidents

In 2018, Apple monitored over 1,300 ITSCI incidents opened from January to December. Of the ITSCI incidents reviewed, Apple identified eight potential incidents involving the police in the DRC and/or the DRC national army in connection with a variety of alleged illicit activities. Based on information received to date, these alleged illicit activities ranged from fraud and bribery or illegal payments or taxation, including at mining sites and checkpoints or road barriers, to corruption and other criminal activity, potentially for personal gain. Of the eight identified incidents, three have been closed and five remain open with investigations or corrective actions still in progress, which Apple intends to continue to monitor. In one of the closed incidents, members of the DRC national army had been paid to provide security at the mine site but, following an investigation, were removed from the area, while representatives of the DRC national army were retrained on appropriate security and human rights practices. For the remaining two closed incidents, in one instance, the risk of impacted minerals entering the supply chain is believed to be limited under the circumstances, and in the other instance, efforts were made to have any affected minerals set aside, while the affected mining site and transport route were discontinued from use.

Apple has not, to date, been able to determine whether the reported incidents were connected to specific 3TG included in Apple’s products. The challenges with tracking specific mineral quantities through the supply chain continue to prevent the traceability of any specific mineral shipment through the entire manufacturing process.

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Analysis of Incident Outcomes

Since 2016, each of Apple’s Conflict Minerals Reports has included an analysis of outcomes of ITSCI incidents monitored and closed in that reporting year. This analysis provides a snapshot of the corrective actions taken to address relevant incidents. Apple believes this analysis has provided further transparency to ITSCI’s operations and a deeper understanding of remediation and mitigation measures. ITSCI also publishes descriptions of the incidents, which enable due diligence by interested stakeholders. Following its review of outcomes for incidents closed by the end of 2018, Apple observed that due diligence improvements account for the largest percentage of reported outcomes over the previous three-year period and that awareness-raising activities significantly increased in 2018. Apple intends to continue its review of high-risk incidents in the future.

Figure 1: ITSCI Closed Incident Outcome Types—Three-Year Analysis

Does not include over 500 open incidents with outcomes in progress through ITSCI for 2018.

A particular incident may have one or more outcomes and, accordingly, may be counted in one or more associated categorizations.

Underlying data provided by ITSCI; categorizations provided by Apple, which may differ from ITSCI classifications.

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OECD Step 4: Independent Third Party Audit of Supply Chain Due Diligence

Apple believes Third Party Audits remain the foundation of robust due diligence systems. In particular, Apple believes that Third Party Audits play a significant role in providing assurances that smelters and refiners have appropriate due diligence systems in place and help ensure that operations and sourcing practices do not support conflict in the DRC and adjoining countries. To date, through advocacy and influence, Apple has driven a steady increase in smelters and refiners participating in Third Party Audits. In 2015, Apple reached its goal of a 100 percent rate of participation in Third Party Audit programs by identified smelters and refiners in its supply chain, and Apple continued to achieve a 100 percent rate of participation in 2016, 2017, and 2018.

Figure 2: 3TG Smelters and Refiners Third Party Audit Participation

Based on end-of-year reporting.

See Annex II for additional breakdown of reported smelters and refiners.

If smelters or refiners are unable or unwilling to meet Apple’s high standards, Apple will take necessary actions to cause the termination of the applicable business relationships with such smelters or refiners. In 2018, Apple directed its suppliers to remove from its supply chain five smelters and refiners not willing to participate in, or complete, a Third Party Audit or that did not otherwise meet Apple’s requirements on the responsible sourcing of minerals.

In 2018, Apple also took steps to strengthen its due diligence system in alignment with the key priorities for strengthening supply chain due diligence described in the OECD’s Alignment Assessment of Industry Programmes with the OECD Minerals Guidance. In particular, Apple took steps to monitor risks beyond those specifically addressed by Third Party Audits, including the full scope of risks outlined in Annex II of the OECD Due Diligence Guidance, and to apply its due diligence activities outside of the DRC and adjoining countries.

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Going Beyond: Considering Impact

As part of its human rights due diligence and commitment to safeguard the well-being of people involved in its supply chain, Apple expanded its efforts to integrate human rights impact measurements into its responsible sourcing program in 2018. Third Party Audits are not currently designed to capture or assess to what extent conditions for people living in the affected countries are improving. Apple believes that measuring human rights impacts is a critical part of its due diligence process and that stakeholders should work together to further measure the impact of 3TG due diligence systems.

In 2018, Apple continued funding the International Peace Information Service (“IPIS”), an independent research institute, to measure the impact of due diligence programs on mining communities. IPIS worked together with Ulula LLC, a software and analytics company, to collect data through field visits and a mobile-based survey campaign from two sets of respondents: people living in and around mine sites with due diligence programs and people living in and around mines sites without due diligence programs. The study found that there were lower levels of armed actor interference and a higher presence of government-sponsored mining services at mine sites with due diligence programs. Respondents living around mine sites with due diligence programs reported witnessing mine accidents and instances of corruption less often than their counterparts at mine sites without due diligence programs. However, respondents at mine sites with due diligence programs also reported a decrease in wages in the past year, and a sentiment that it was difficult to support themselves and their families on current income levels.

Apple also provided funding to two additional partners to initiate work to evaluate human rights impacts of minerals certification and traceability programs on communities living on or around mine sites—faculty in the Department of Public Policy at the University of California at Los Angeles are conducting statistical analyses of relevant in-region datasets; and the Harvard Humanitarian Initiative is collecting data on economic outcomes, as well as on gender and human rights issues, through quantitative and qualitative research in the DRC.

In 2018, Apple also funded an international expert and an organization specializing in land rights to conduct initial research for a human rights impact assessment (“HRIA”) of the impact of a potential traceability project on a local community in the DRC. Results from the HRIA research informed Apple’s decision-making with respect to the location of the potential project.

Apple believes that more data is needed to track progress on human rights improvements on the ground and that all stakeholders—government, NGOs, industry, and local communities—should work together to measure impact and improve the situation on the ground.

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OECD Step 5: Report on Supply Chain Due Diligence

In alignment with Step 5 of the OECD Due Diligence Guidance, Apple reports annually on its due diligence requirements through, among other means, its annual Conflict Minerals Reports filed with the Securities and Exchange Commission and its annual Supplier Responsibility Progress Reports. Apple also provides reports that contain information on certain products’ environmental performance including data on some materials, such as, where relevant, 3TG.

In addition, Apple publishes annually a list of the facility locations for its top 200 suppliers, and, in 2018, this represented at least 98 percent of procurement expenditures for materials, components, and assembly of Apple products worldwide. Apple also publishes, at a minimum, on an annual basis, a list of all identified 3TG smelters and refiners, as well as identified smelters and refiners of cobalt, of which 100 percent participated in third-party assessment audits in 2018.

Going Beyond: Promoting Transparency

Apple believes that addressing incidents and allegations potentially affecting only Apple’s supply chain will not lead to lasting progress on the ground. Accordingly, Apple has taken steps to mobilize a broad group of stakeholders to take action on public allegations. In 2018, Apple funded the development of an industry-wide grievance platform with RMI. Working in cooperation with industry, NGOs, and Third Party Audit programs, the multi-stakeholder grievance platform seeks to increase transparency, consistency, and accountability in how public allegations involving smelters and refiners are identified, addressed, and resolved. In addition, allegations are reviewed and managed by an independent third party with supply chain due diligence expertise. Participation in the platform allows involved stakeholders to conduct deeper due diligence in their minerals supply chains, drive toward collectively addressing potential abuses on the ground, and transparently report on progress.

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Conclusion: Risk Mitigation and Future Due Diligence Measures

Apple will continue to responsibly source 3TG throughout its supply chain and press for continuous improvements in industry-wide due diligence approaches and human rights-focused practices to make a positive impact on the lives of people living in the DRC and adjoining countries. Going forward, Apple intends to continue to drive change by:

•	Encouraging its suppliers to adopt best practices for the responsible sourcing of materials.
•	Collaborating with industry groups and NGOs to continue improving traceability of 3TG.
•	Supporting independent local stakeholders to identify relevant risks and raise grievances related to conditions in and around mining areas for 3TG.
•	Working with stakeholders, including the OECD, to measure impacts of due diligence programs on conditions in the DRC and adjoining countries.
•	Continuing to collaborate with relevant stakeholders to improve on how incidents and allegations are tracked and addressed on a transparent, industry-wide basis.

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Determination

Based on the information provided by Apple’s suppliers and its own due diligence efforts through December 31, 2018 (see Annex I), Apple believes the facilities that may have been used to process 3TG in Apple’s products include the smelters and refiners listed in Annex II. Through the smelter and refiner identification and validation process, Apple has identified a total of 308 smelters and refiners as potential sources of 3TG that, initially, were believed to have been in its supply chain at some point during 2018. Of the 308 smelters and refiners:

•	253 smelters and refiners were determined to be in Apple’s 3TG supply chain as of December 31, 2018.
•	4 smelters and refiners were subsequently found to be inoperative in 2018.
•	51 smelters and refiners were removed and no longer reported in Apple’s supply chain as of December 31, 2018. Of these smelters and refiners:
•

44 were, initially, erroneously, or unintentionally reported in 2018 by suppliers due to reasons such as changes in a supplier’s supply chain or product line, or changes in a supplier’s declaration of scope in the supplier’s CMRT. Apple took steps to verify that its suppliers did not allow the 44 smelters and refiners to re-enter or remain in Apple’s supply chain.

•

5 were removed that had been previously participating but subsequently stopped participating in a Third Party Audit program; were not willing to participate in, or complete, a Third Party Audit within given timelines; exceeded Third Party Audit corrective action plan timelines; and/or were removed at Apple’s request due to not meeting the Supplier Code and/or Responsible Sourcing Standard.

•	2 were compliant with Apple’s Responsible Sourcing Standard but were removed on suppliers’ own initiatives.

Apple’s reasonable country of origin inquiry is based on Third Party Audit information and, to the extent that country of origin information has not been audited, additional information collected by others. To the extent reasonably possible, Apple has documented the country of origin of identified smelters and refiners based on information received through RMI’s Responsible Minerals Assurance Process (“RMAP”), the LBMA, a survey of smelters and refiners, and/or third-party reviews of publicly available information. However, some country of origin information has not been audited by a third party because, among other reasons, applicable smelters and refiners have gone out of operation before completing a Third Party Audit or the particular Third Party Audit program either did not provide, or has not yet required reporting of, country of origin information from all smelters and refiners. Therefore, Apple does not have sufficient information to conclusively determine the countries of origin of the 3TG in all of its products; however, based on the information provided by Apple’s suppliers, smelters and refiners, as well as from the RMI, LBMA, and other sources, Apple believes that the 3TG contained in its products originate from the countries listed in Annex III, as well as from recycled and scrap sources.

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Of all 253 of the smelters and refiners of 3TG determined to be in Apple’s supply chain as of December 31, 2018, Apple found no reasonable basis for concluding that any such smelter or refiner sourced 3TG that directly or indirectly finance or benefit armed groups.

Of the 23 smelters and refiners known to be sourcing from the DRC or an adjoining country, 23 participated or continued to participate in a Third Party Audit in 2018 involving the review of the traceability of the smelter’s or refiner’s 3TG, in addition to a validation of its due diligence systems and country of origin information. The foregoing does not include smelters and refiners indirectly sourcing from the DRC or adjoining countries by acquiring 3TG from these 23 smelters and refiners.

About This Report

This report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2018.

This report relates to the process undertaken for Apple products that were manufactured, or contracted to be manufactured, during 2018 and that contain 3TG.

These products are Apple’s iPhone®, iPad®, Mac®, iPod®, Apple TV®, Apple Watch®, AirPods®, HomePod™, Beats® products, and Apple accessories. Third-party products that Apple retails but that it does not manufacture or contract to manufacture are outside of the scope of this report. The smelters and refiners identified in this report include smelters and refiners producing inputs for service or spare parts contract manufactured in 2018 for use in connection with the subsequent service of previously sold products, including products serviced in subsequent years using those parts. This report does not include smelters of tantalum, tin, and tungsten and refiners of gold where such 3TG are included in end-of-life service parts for products that Apple no longer manufactures or contracts to manufacture.

This report’s use of the terms “smelters” and “refiners” refers to the facilities (i.e., a smelter or refiner) processing primary 3TG to retail purity. Apple suppliers have in some cases reported smelters and refiners that Apple believes are not operational or may have been misidentified as smelters and refiners. As a result, Apple continues to conduct independent research on smelters and refiners and to work with suppliers throughout its supply chain to revalidate, improve, and refine their reported information, taking into account supply chain fluctuations and other changes in status or scope and relationships over time. “Identified” smelters and refiners are those that (i) have been reported in supplier surveys, (ii) Apple believes are currently operational, were operational at some point during the applicable year or, while inoperative, were capable of re-engagement with minimal delay or effort, and (iii) otherwise meet the definition of a smelter or refiner, provided that Apple may determine to treat a third party as an identified smelter or refiner notwithstanding a reclassification of such third party or a change in its status. As part of its reasonable country of origin inquiry, Apple has determined that certain suppliers are utilizing at least some 3TG from secondary materials (i.e., scrap or recycled material). In such cases, the suppliers continue to provide a CMRT and remain subject to Third Party Audit requirements with respect to their identified smelters and refiners. In addition, certain identified smelters and refiners are believed to process at least some 3TG from recycled or scrap sources, although such identified smelters and refiners continue to participate in Third Party Audits or, in the case of one smelter using only recycled or scrap material, other verification processes.

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Participating smelters and refiners are those that have agreed to participate in, or have been found compliant with, the RMAP or cross-recognized independent third-party conflict minerals audit programs confirming their 3TG sourcing practices. Such programs may also include audits of traceability requirements, conformity with the OECD Due Diligence Guidance, management systems, and/or risk assessments. Cross-recognized independent third-party 3TG audit programs include the LBMA’s Responsible Gold Program and the RJC’s Chain-of-Custody Certification. Throughout this report, the audits by these programs are included in references to “Third Party Audit” programs.

This report includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as “expects,” “plans,” “intends,” “will,” “may,” and similar terms. Forward-looking statements are not guarantees of future performance. Apple assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Subsequent events may affect Apple’s future determinations under Rule 13p-1.

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ANNEX I: Due Diligence Guidance

Apple designed its due diligence measures to conform in all material respects to the OECD Due Diligence Guidance. Apple seeks to meet and exceed internationally accepted due diligence measures on the traceability of 3TG in its supply chain.

2018 Due Diligence Measures Performed:

1.

Apple maintained a strict Supplier Code and Supplier Responsibility Standard that apply to all levels of the supply chain and include the requirement that smelters and refiners in Apple’s supply chain must participate in Third Party Audit programs.

2.

Apple communicated to suppliers in its supply chain Apple’s policy governing 3TG originating from the DRC and adjoining countries and provided additional support to suppliers through online training and, in some cases, tailored communication and guidance throughout the year.

3.	Apple engaged with suppliers throughout its supply chain to identify and assess 3TG-related risks, including taking the following specific actions:

a.

Mapping Apple’s supply chain to the smelter and refiner level, and to the mine-site level to the extent available, by collecting and processing data provided by suppliers through their completion of a CMRT and other sources of information.

b.

Engaging an independent audit firm to conduct specialized audits of certain suppliers in order to review their internal management systems and implementation of Apple’s requirements for the responsible sourcing of minerals.

c.

Requiring suppliers to inform Apple if they identify certain high risks (such as conflict risks, risks included in Annex II of the OECD Due Diligence Guidance, human rights risks and certain other risks) associated with 3TG.

4.

Apple continued to conduct outreach to smelters and refiners to reiterate its requirement to complete a Third Party Audit in order to remain in its supply chain. In 2018, Apple directed its suppliers to remove from its supply chain five smelters and refiners not willing to participate in, or complete, a Third Party Audit or that did not otherwise meet Apple’s requirements on the responsible sourcing of minerals.

5.

Apple monitored incidents and allegations to determine whether reported smelters and refiners, identified as potentially sourcing 3TG from the DRC or adjoining countries, may be associated with certain risks outlined in Annex II of the OECD Due Diligence Guidance by taking the following actions:

a.	Reviewing publicly available information such as investigative reports from international organizations and NGOs.

Apple Inc. | 2018 Conflict Minerals Report | 18

b.

Working with Third Party Audit programs in connection with certain smelter, refiner, or mine-level allegations to seek verification of the allegations, to the extent reasonably possible, and to advance appropriate corrective action, where necessary.

c.

Continuing its financial and non-financial support for the development of an incident review process with ITSCI in 2018. Apple monitored and analyzed ITSCI reports of incidents occurring in 2018 to identify incidents that may be related to potential armed group interference in applicable mineral supply chains; and whether the incidents could be linked to smelters in Apple’s tin, tantalum, or tungsten supply chains.

6.	Apple worked with Third Party Audit programs to improve due diligence processes and explored innovative and sustainable approaches to sourcing and tracing materials, including but not limited to gold.

7.

Apple continued to support initiatives at the mine-site level through its financial support of ITSCI’s whistleblowing mechanism in seven provinces in the DRC, funding the Fund for Global Human Rights for its work with local human rights defenders in the DRC, and expanding its efforts to integrate human rights impact measurements into its responsible sourcing program by funding several research partners to investigate the impact of due diligence programs on mining communities.

8.	Through primarily advocacy and influence:

a.	Apple caused an increase in the number of smelters and refiners participating in Third Party Audits.

b.	Apple supported the development of certain industry-wide standards.

c.	Apple made its RRA tool available to the electronics sector and other industries by completing the transition of the tool to RMI.

d.

Apple continued to work with key stakeholders to further develop a multi-stakeholder grievance platform to increase transparency, consistency and accountability in how public allegations are identified, addressed and resolved in order to drive toward addressing potential abuses on the ground.

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ANNEX II: Smelter and Refiner Lists+

List 1: Smelters and refiners reported in Apple’s supply chain as of December 31, 2018.

Conflict Mineral	Facility Name of Smelter or Refiner	Country Location of Smelter or Refiner
Tin	Alpha*	United States

Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China

Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China

Tin	China Tin Group Co., Ltd.	China

Tin	CV Ayi Jaya	Indonesia

Tin	CV Dua Sekawan	Indonesia

Tin	CV Gita Pesona	Indonesia

Tin	CV United Smelting	Indonesia

Tin	CV Venus Inti Perkasa	Indonesia

Tin	Dowa	Japan

Tin	EM Vinto***	Bolivia

Tin	Fenix Metals*	Poland

Tin	Gejiu Fengming Metallurgy Chemical Plant	China

Tin	Gejiu Jinye Mineral Company	China

Tin	Gejiu Kai Meng Industry and Trade LLC	China

Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China

Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China

Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China

Tin	Guanyang Guida Nonferrous Metal Smelting Plant	China

Tin	HuiChang Hill Tin Industry Co., Ltd.	China

Tin	Huichang Jinshunda Tin Co., Ltd.	China

Tin	Jiangxi Ketai Advanced Material Co., Ltd.**	China

Tin	Jiangxi New Nanshan Technology Ltd.	China

Tin	Magnu’s Minerais Metais e Ligas Ltda.	Brazil

Tin	Malaysia Smelting Corp. (MSC)	Malaysia

Tin	Melt Metais e Ligas S.A.	Brazil

Tin	Metallic Resources Inc.*	United States

Tin	Metallo Belgium N.V.*	Belgium

Tin	Metallo Spain S.L.U.*	Spain

Tin	Mineração Taboca S.A.	Brazil

Tin	Minsur	Peru

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Tin	Mitsubishi Materials Corp.*	Japan

Tin	Modeltech Sdn Bhd*	Malaysia

Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand

Tin	O.M. Manufacturing Philippines Inc.*	Philippines

Tin	Operaciones Metalúrgicas S.A.	Bolivia

Tin	PT Aries Kencana Sejahtera	Indonesia

Tin	PT Artha Cipta Langgeng	Indonesia

Tin	PT ATD Makmur Mandiri Jaya	Indonesia

Tin	PT Babel Inti Perkasa	Indonesia

Tin	PT Bangka Prima Tin	Indonesia

Tin	PT Bangka Serumpun	Indonesia

Tin	PT Bangka Tin Industry	Indonesia

Tin	PT Belitung Industri Sejahtera	Indonesia

Tin	PT Bukit Timah	Indonesia

Tin	PT DS Jaya Abadi	Indonesia

Tin	PT Eunindo Usaha Mandiri**	Indonesia

Tin	PT Inti Stania Prima	Indonesia

Tin	PT Karimun Mining	Indonesia

Tin	PT Kijang Jaya Mandiri	Indonesia

Tin	PT Lautan Harmonis Sejahtera	Indonesia

Tin	PT Menara Cipta Mulia	Indonesia

Tin	PT Mitra Stania Prima	Indonesia

Tin	PT Panca Mega Persada	Indonesia

Tin	PT Premium Tin Indonesia	Indonesia

Tin	PT Prima Timah Utama	Indonesia

Tin	PT Rajehan Ariq	Indonesia

Tin	PT Refined Bangka Tin	Indonesia

Tin	PT Sariwiguna Binasentosa	Indonesia

Tin	PT Stanindo Inti Perkasa	Indonesia

Tin	PT Sukses Inti Makmur	Indonesia

Tin	PT Sumber Jaya Indah	Indonesia

Tin	PT Timah (Persero) Tbk Kundur	Indonesia

Tin	PT Timah (Persero) Tbk Mentok	Indonesia

Tin	PT Tinindo Inter Nusa	Indonesia

Tin	PT Tommy Utama	Indonesia

Tin	Resind Indústria e Comércio Ltda.*	Brazil

Tin	Rui Da Hung	Taiwan

Tin	Soft Metais Ltda.	Brazil

Tin	Thaisarco	Thailand

Tin	White Solder Metalurgia e Mineração Ltda.	Brazil

Apple Inc. | 2018 Conflict Minerals Report | 21

Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China

Tin	Yunnan Tin Co., Ltd.	China

Tantalum	Asaka Riken Co., Ltd. *	Japan

Tantalum	Changsha South Tantalum Niobium Co., Ltd.*	China

Tantalum	D Block Metals LLC*	United States

Tantalum	Exotech Inc.*	United States

Tantalum	F&X Electro-Materials Ltd.	China

Tantalum	FIR Metals & Resource Ltd.	China

Tantalum	Global Advanced Metals Aizu	Japan

Tantalum	Global Advanced Metals Boyertown	United States

Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	China

Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	China

Tantalum	H.C. Starck Co., Ltd.	Thailand

Tantalum	H.C. Starck Hermsdorf GmbH	Germany

Tantalum	H.C. Starck Inc.	United States

Tantalum	H.C. Starck Ltd.	Japan

Tantalum	H.C. Starck Smelting GmbH & Co. KG	Germany

Tantalum	H.C. Starck Tantalum and Niobium GmbH	Germany

Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China

Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China

Tantalum	Jiangxi Tuohong New Raw Material	China

Tantalum	Jiujiang Janny New Material Co., Ltd.	China

Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China

Tantalum	Jiujiang Tanbre Co., Ltd.	China

Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China

Tantalum	Kemet Blue Metals	Mexico

Tantalum	Kemet Blue Powder	United States

Tantalum	LSM Brasil S.A.	Brazil

Tantalum	Metallurgical Products India Pvt., Ltd.	India

Tantalum	Mineração Taboca S.A.	Brazil

Tantalum	Mitsui Mining and Smelting Co., Ltd.	Japan

Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China

Tantalum	NPM Silmet A.S.	Estonia

Tantalum	QuantumClean*	United States

Tantalum	Resind Indústria e Comércio Ltda. *	Brazil

Apple Inc. | 2018 Conflict Minerals Report | 22

Tantalum	RFH Tantalum Smeltery Co., Ltd./Yanling Jincheng Tantalum & Niobium Co., Ltd.*	China

Tantalum	Solikamsk Magnesium Works OAO	Russia

Tantalum	Taki Chemical Co., Ltd.	Japan

Tantalum	Telex Metals*	United States

Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan

Tantalum	XinXing Haorong Electronic Material Co., Ltd.	China

Tungsten	A.L.M.T. Tungsten Corp.	Japan

Tungsten	ACL Metais Eireli	Brazil

Tungsten	Asia Tungsten Products Vietnam Ltd.**	Vietnam

Tungsten	Chenzhou Diamond Tungsten Products Co., Ltd.	China

Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China

Tungsten	FuJian JinXin Tungsten Co., Ltd.	China

Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China

Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China

Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China

Tungsten	Global Tungsten & Powders Corp.	United States

Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China

Tungsten	H.C. Starck Smelting GmbH & Co. KG	Germany

Tungsten	H.C. Starck Tungsten GmbH	Germany

Tungsten	Hunan Chenzhou Mining Co., Ltd.	China

Tungsten	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	China

Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	China

Tungsten	Hydrometallurg JSC	Russia

Tungsten	Japan New Metals Co., Ltd.	Japan

Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China

Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China

Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China

Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China

Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China

Tungsten	Kennametal Fallon	United States

Tungsten	Kennametal Huntsville	United States

Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China

Tungsten	Masan Tungsten Chemical LLC (MTC)	Vietnam

Apple Inc. | 2018 Conflict Minerals Report | 23

Tungsten	Moliren Ltd.	Russia

Tungsten	Niagara Refining LLC	United States

Tungsten	Philippine Chuangxin Industrial Co., Inc.*	Philippines

Tungsten	South-East Nonferrous Metal Co., Ltd. of Hengyang City	China

Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	Vietnam

Tungsten	Unecha Refractory Metals Plant	Russia

Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd.**	Vietnam

Tungsten	Wolfram Bergbau und Hütten AG	Austria

Tungsten	Woltech Korea Co., Ltd.	Republic of Korea

Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China

Tungsten	Xiamen Tungsten Co., Ltd.	China

Tungsten	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China

Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	China

Gold	Advanced Chemical Co.*	United States

Gold	Aida Chemical Industries Co., Ltd.*	Japan

Gold	Al Etihad Gold Refinery DMCC	United Arab Emirates

Gold	Allgemeine Gold-und Silberscheideanstalt AG*	Germany

Gold	Almalyk Mining and Metallurgical Complex	Uzbekistan

Gold	AngloGold Ashanti Córrego do Sítio Mineraçäo	Brazil

Gold	Argor-Heraeus S.A.	Switzerland

Gold	Asahi Pretec Corp.*	Japan

Gold	Asahi Refining Canada Ltd.	Canada

Gold	Asahi Refining USA Inc.	United States

Gold	Asaka Riken Co., Ltd.*	Japan

Gold	AU Traders and Refiners	South Africa

Gold	Aurubis AG	Germany

Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)***	Philippines

Gold	Boliden AB	Sweden

Gold	C. Hafner GmbH + Co. KG*	Germany

Gold	CCR Refinery – Glencore Canada Corp.	Canada

Gold	Cendres + Métaux S.A.*	Switzerland

Gold	Chimet S.p.A.*	Italy

Gold	Daejin Indus Co., Ltd.*	Republic of Korea

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Gold	DODUCO Contacts and Refining GmbH*	Germany

Gold	Dowa	Japan

Gold	DSC (Do Sung Corp.)	Republic of Korea

Gold	Eco-System Recycling Co., Ltd.*	Japan

Gold	Emirates Gold DMCC	United Arab Emirates

Gold	Geib Refining Corp.*	United States

Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China

Gold	HeeSung Metal Ltd.*	Republic of Korea

Gold	Heimerle + Meule GmbH*	Germany

Gold	Heraeus Metals Hong Kong Ltd.	Hong Kong

Gold	Heraeus Precious Metals GmbH & Co. KG	Germany

Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China

Gold	Ishifuku Metal Industry Co., Ltd.*	Japan

Gold	Istanbul Gold Refinery	Turkey

Gold	Italpreziosi	Italy

Gold	Japan Mint*	Japan

Gold	Jiangxi Copper Co., Ltd.	China

Gold	JSC UralElectromed	Russia

Gold	JX Nippon Mining & Metals Co., Ltd.	Japan

Gold	Kazzinc	Kazakhstan

Gold	Kennecott Utah Copper LLC	United States

Gold	Kojima Chemicals Co., Ltd.*	Japan

Gold	Korea Zinc Co., Ltd.	Republic of Korea

Gold	Kyrgyzaltyn JSC	Kyrgyzstan

Gold	LS-NIKKO Copper Inc.	Republic of Korea

Gold	Marsam Metals	Brazil

Gold	Materion	United States

Gold	Matsuda Sangyo Co., Ltd.*	Japan

Gold	Metalor Technologies (Hong Kong) Ltd.	Hong Kong

Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore

Gold	Metalor Technologies (Suzhou) Ltd.	China

Gold	Metalor Technologies S.A.	Switzerland

Gold	Metalor USA Refining Corp.	United States

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Gold	Metalúrgica Met-Mex Peñoles S.A. de C.V.	Mexico

Gold	Mitsubishi Materials Corp.	Japan

Gold	Mitsui Mining and Smelting Co., Ltd.	Japan

Gold	MMTC-PAMP India Pvt., Ltd.	India

Gold	Moscow Special Alloys Processing Plant	Russia

Gold	Nadir Metal Rafineri San. Ve Tic A.Ş.	Turkey

Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan

Gold	Nihon Material Co., Ltd.*	Japan

Gold	Ögussa Österreichische Gold- und Silber-Scheideanstalt GmbH*	Austria

Gold	Ohura Precious Metal Industry Co., Ltd.	Japan

Gold	OJSC “The Gulidov Krasnoyarsk Non-Ferrous Metals Plant” (OJSC Krastsvetmet)	Russia

Gold	OJSC Novosibirsk Refinery	Russia

Gold	PAMP S.A.	Switzerland

Gold	Planta Recuperadora de Metales SpA	Chile

Gold	Prioksky Plant of Non-Ferrous Metals	Russia

Gold	PT Aneka Tambang (Persero) Tbk	Indonesia

Gold	PX Précinox S.A.	Switzerland

Gold	Rand Refinery (Pty) Ltd.	South Africa

Gold	Remondis Argentia B.V.*	Netherlands

Gold	Republic Metals Corp.**	United States

Gold	Royal Canadian Mint	Canada

Gold	SAAMP	France

Gold	Safimet S.p.A*	Italy

Gold	Samduck Precious Metals*	Republic of Korea

Gold	SAXONIA Edelmetalle GmbH*	Germany

Gold	SEMPSA Joyería Platería S.A.*	Spain

Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China

Gold	Sichuan Tianze Precious Metals Co., Ltd.	China

Gold	Singway Technology Co., Ltd.*	Taiwan

Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russia

Gold	Solar Applied Materials Technology Corp.*	Taiwan

Gold	Sumitomo Metal Mining Co., Ltd.	Japan

Gold	SungEel HiMetal Co., Ltd.*	Republic of Korea

Gold	T.C.A. S.p.A.*	Italy

Gold	Tanaka Kikinzoku Kogyo K.K.*	Japan

Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China

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Gold	Tokuriki Honten Co., Ltd.	Japan

Gold	Torecom*	Republic of Korea

Gold	Umicore Brasil Ltda.	Brazil

Gold	Umicore Precious Metals Thailand*	Thailand

Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium

Gold	United Precious Metal Refining Inc.*	United States

Gold	Valcambi S.A.	Switzerland

Gold	Western Australian Mint trading as The Perth Mint	Australia

Gold	Wieland Edelmetalle GmbH*	Germany

Gold	Yamakin Co., Ltd.*	Japan

Gold	Yokohama Metal Co., Ltd.*	Japan

Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corp.	China

+	Certain terms used in this Annex are defined in the report.

* The smelter/refiner is believed to process at least some 3TG from recycled or scrap sources.

** The smelter/refiner has changed its compliance or operational status since December 31, 2018.

*** The smelter/refiner continues to be in the process of removal as of the filing of this report.

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List 2: Smelters and refiners identified in Apple’s supply chain during 2018, but subsequently determined to be inoperative or removed prior to December 31, 2018.

Conflict Mineral	Facility Name of Smelter or Refiner	Country Location of Smelter or Refiner

Tin	An Vinh Joint Stock Mineral Processing Co.	Vietnam

Tin	CNMC (Guangxi) PGMA Co., Ltd.	China

Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Co.	Vietnam

Tin	Estanho de Rondônia S.A.	Brazil

Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China

Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Co.	Vietnam

Tin	Super Ligas	Brazil

Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Co.	Vietnam

Tantalum	Duoluoshan	China

Tantalum	King-Tan Tantalum Industry Ltd.	China

Tantalum	Power Resources Ltd.	Macedonia

Tantalum	Yichun Jin Yang Rare Metal Co., Ltd.	China

Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	China

Tungsten	Ganzhou Yatai Tungsten Co., Ltd.	China

Tungsten	Jiangxi Dayu Longxintai Tungsten Co., Ltd.	China

Tungsten	Jiangxi Minmetals Gao’an Non-ferrous Metals Co., Ltd.	China

Tungsten	Jiangxi Xiushui Xianggan Nonferrous Metals Co., Ltd.	China

Gold	Abington Reldan Metals LLC	United States

Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey

Gold	Bangalore Refinery	India

Gold	Caridad	Mexico

Gold	Chugai Mining Co., Ltd.	Japan

Gold	Daye Non-Ferrous Metals Mining Ltd.	China

Gold	Degussa Sonne / Mond Goldhandel GmbH	Germany

Gold	Elemetal Refining LLC	United States

Gold	GCC Gujrat Gold Centre Pvt., Ltd.	India

Gold	Great Wall Precious Metals Co., Ltd. of CBPM	China

Gold	Guangdong Jinding Gold Ltd.	China

Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	China

Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	China

Gold	Hunan Chenzhou Mining Co., Ltd.	China

Apple Inc. | 2018 Conflict Minerals Report | 28

Gold	HwaSeong CJ Co., LTD.	Republic of Korea

Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	Russia

Gold	Kazakhmys Smelting LLC	Kazakhstan

Gold	KGHM Polska Miedź Spółka Akcyjna	Poland

Gold	L’azurde Company For Jewelry	Saudi Arabia

Gold	L’Orfebre S.A.	Andorra

Gold	Lingbao Gold Co., Ltd.	China

Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	China

Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China

Gold	Modeltech Sdn Bhd	Malaysia

Gold	Morris and Watson	New Zealand

Gold	Morris and Watson Gold Coast	Australia

Gold	Pease & Curren	United States

Gold	Penglai Penggang Gold Industry Co., Ltd.	China

Gold	Refinery of Seemine Gold Co., Ltd.	China

Gold	Sabin Metal Corp.	United States

Gold	SAFINA A.S.	Czech Republic

Gold	Samwon Metals Corp.	Republic of Korea

Gold	Schone Edelmetaal B.V.	Netherlands

Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	China

Gold	State Research Institute Center for Physical Sciences and Technology	Lithuania

Gold	Tongling Nonferrous Metals Group Co., Ltd.	China

Gold	TOO Tau-Ken-Altyn	Kazakhstan

Gold	Yunnan Copper Industry Co., Ltd.	China

Note: Smelter and refiner facility names originate from information provided by the LBMA and/or through the RMAP.

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ANNEX III: Countries of Origin of 3TG

Argentina
Armenia
Australia
Austria
Azerbaijan
Benin
Bolivia
Botswana
Brazil
Burkina Faso
Burundi*
Canada
Chile
China
Colombia
Côte D’Ivoire
Cyprus
Democratic Republic of the Congo*
Dominican Republic
Ecuador
Egypt
Eritrea
Ethiopia
Finland
French Guiana
Georgia
Ghana
Guatemala
Guinea
Guyana
Honduras

India
Indonesia
Iran**
Kazakhstan
Kenya
Kyrgyzstan
Laos
Madagascar
Malaysia
Mali
Mauritania
Mexico
Mongolia
Morocco
Mozambique
Myanmar
Namibia
Nicaragua
Niger
Nigeria
Papua New Guinea
Peru
Philippines
Portugal
Russia
Rwanda*
Saudi Arabia
Senegal
Sierra Leone
Slovakia
Solomon Islands

South Africa
Spain
Suriname
Sweden
Taiwan
Tanzania*
Thailand
Togo
Turkey
Uganda*
United Kingdom
United States of America
Uruguay
Uzbekistan
Venezuela
Vietnam
Zambia*
Zimbabwe

* The DRC or adjoining countries.

** Minerals from this country were substantially transformed before being incorporated into finished products. Such a substantial transformation of the minerals happened outside of the United States in a third country by a person other than a United States person.

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